Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 30, 2009

Item 3

News Release

A news release was issued on October 30, 2009 and disseminated by Marketwire and Canada Stockwatch.

Item 4

Summary of Material Change

The Company announced the completion of its non-brokered private placement financing of 11,500,000 common shares at Cdn$2.85 as reported on October 20, 2009.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7

Omitted Information

No material information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Clifford T. Davis

Telephone:  (604) 623-4700

Item 9

Date of Report

October 30, 2009

N E W S R E L E A S E

        October 30, 2009

NEVSUN COMPLETES CDN$32,775,000 FINANCING

Nevsun Resources Ltd. (“Nevsun”) (NSU: TSX and NYSE

Amex) is pleased to announce that it has completed its non-brokered private placement financing of 11,500,000 common shares at Cdn$2.85 as reported on October 20, 2009.  The common shares sold in the private placement are subject to a Canadian hold period that expires on March 1, 2010. The common shares sold in the United States or to, or for the account or benefit of, U.S. persons are subject to additional resale restrictions under the United States Securities Act of 1933, as amended (the "U.S. Securities Act").

The common shares have not been, nor will they be, registered under the U.S. Securities Act, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration under the U.S. Securities Act or an exemption therefrom.  This release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.   Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-11.doc	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com